January 25, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549 USA

Dear Sirs:

Re: Language Enterprises Corp.

We are the former independent auditors for Language Enterprises Corp., and as of January 22, 2008 we resigned our appointment as principal accountants. We have read item 4.01 which is disclosed in the Company’s Current Report on Form 8-K, which the Company expects to file with the Securities and Exchange Commission on or around January 25, 2008, and are in agreement with the statements contained therein, insofar only as they relate to our firm. We have no other basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

/s/ Morgan & Company

Chartered Accountants